U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EnzymeBioSystems

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

29414C 102

(CUSIP Number)

Quattro Associates

Hunkins Waterfront Plaza, Suite 556, Main Street

Charlestown, Nevis

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ♦.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 29414C 102	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quattro Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,565,232)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,565,232
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,565,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

1) Percentage of total voting power represents voting power with respect to all shares of the Issuer's common stock (33,283,587 issued and outstanding) and Preferred Voting stock (5,000,000 shares issued and outstanding), as a single class. The holders of our Preferred Voting Stock are entitled to ten votes per share, and holders of our common stock are entitled to one vote per share. The 5,000,000 preferred shares have voting rights equal to 50,000,000 common shares. Percentage of Total Voting Power is calculated based on an aggregate of 83,283,587 (33,283,587 common + 50,000,000 Preferred Voting Rights) shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Annual Report on Form 10-K filed with the U. S. Securities and Exchange Commission (“SEC”) on October 14, 2014.

CUSIP No. 29414C 102		Schedule 13D	Page 3 of 6 Pages
Item 1.		Security and Issuer
	(a)	Name of Issuer:

EnzymeBioSystems, a Nevada corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

7575 W. Washington Ave., Suite 127
Las Vegas, NV 89128
Item 2.	(a)	Identity and Background. Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Quattro Associates Hunkins Waterfront Plaza, Suite 556 Main Street Charlestown, Nevis

Item 3. Source and Amount of Funds or Other Consideration.

On or about May 9, 2014, the Quattro Associates ("Reporting Person") purchased 7,565,232 common shares for $580,000 directly from the Issuer in a Reg S Offering. The funds to purchase these shares came directly from the bank account of the Reporting Person The funds were made on other investments by the Reporting Person.

CUSIP No. 29414C 102	Schedule 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

As of the close of business on November 5, 2014, Quattro Associates, a Nevis corporation, beneficially owns 7,565,232 shares of the Issuer’s Common Stock. Oliver-Barret Lindsay is the beneficial owner of Quattro Associates, who has the ultimate voting control over the shares held by this entity. The 7,565,232 shares were purchased by Quattro Associates in May, 2014, directly from the Issuer for $580,000 through a Regulation S Offering. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were issued under Regulation S to Quattro Associates who attested they are accredited investors who are not citizens nor residents of the USA.

(b) Percent of Class:

As of the close of business on November 5, 2014, Quattro Associates, a Nevis corporation, beneficially owns 24% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 33,283,587 shares of Common Stock outstanding, as per the Issuer’s Form 10-Q, filed with the U.S. Securities & Exchange Commission on November 3, 2014.

CUSIP No. 29414C 102	Schedule 13D	Page 5 of 6 Pages

Note: In additional to 33,283,587 issued and outstanding Common Stock, the Issuer has 5,000,000 Preferred Voting stock issued and outstanding. The holders of the Preferred Voting Stock are entitled to ten (10) votes per share, and holders of our common stock are entitled to one (1) vote per share. The 5,000,000 preferred shares have voting rights equal to 50,000,000 common shares. When you take into effect the issued and outstanding Preferred Voting Stock, Quattro Associates controls 9.0% of the total vote of the Issuer. The percentage of total voting power is calculated based on an aggregate of 83,283,587 (33,283,587 common + 50,000,000 Preferred Voting Rights) shares issued and outstanding.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

7,565,232

(ii) Shared power to vote or to direct the vote

   -0-

 (iii) Sole power to dispose or to direct the disposition of

7,565,232

(iv) Shared power to dispose or to direct the disposition of

-0-

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 29414C 102	Schedule 13D	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 5, 2014	By:	/s/ Oliver-Barret Lindsay
Oliver-Barret Lindsay
Beneficial Owner